LKCM FUNDS

INSTITUTIONAL CLASS

DISTRIBUTION PLAN

This Institutional Class Distribution Plan (the “Plan”) has been adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), by the LKCM Funds (the “Trust”), on behalf of its one more designated series presently existing or hereafter established (each, a “Fund”), except to the extent that any such series has adopted a different plan pursuant to Rule 12b-1. The Plan has been approved by a majority of the Board of Trustees (the “Board”), including a majority of the Trustees who are not interested persons of the Trust and who have no direct or indirect financial interest in the operation of the Plan or in any agreements related thereto (“Independent Trustees”), cast in person at a meeting called for the purpose of voting on the Plan. Upon due consideration of all relevant factors, the Board has determined, in the exercise of its reasonable business judgment and in light of its fiduciary duties under state law and the 1940 Act, that there is a reasonable likelihood that the Plan will benefit the Trust and shareholders of the Funds. The Plan has also been approved by a vote of the holders of a majority of the outstanding voting securities (as defined in the Act) of each Fund, prior to the implementation of the Plan with respect to such Fund.

The Trust is a Delaware business trust authorized to issue different series of securities and is an open-end management investment company registered under the 1940 Act. The Trust employs a principal underwriter (the “Distributor”) for each Fund’s shares pursuant to a distribution agreement approved by the Board (as amended, the “Distribution Agreement”).

1. Payment of Fees.  The Trust is authorized to pay distribution and services fees for each Fund listed on Schedule A of this Plan, as such schedule may be amended from time to time, on an annualized basis, at such rates as shall be determined from time to time by the Board in the manner provided for approval of this Plan in Section 5, up to a maximum of 0.75% per annum of such Fund’s daily average net assets. Such fees shall be calculated and accrued daily and paid monthly or at such other intervals as shall be determined by the Board in the manner provided for approval of this plan in Section 5.

2. Distribution and Services Expenses.  The fee authorized by Section 1 of this Plan shall be paid pursuant to an appropriate agreement as compensation for any activities or expenses intended to result in the sale or retention of Fund shares, including, without limitation, compensation paid to participating broker-dealers or other third parties that have entered into sales agreements with the Trust, advertising, salaries and other expenses of such parties relating to selling or servicing efforts, expenses of organizing and conducting sales seminars, printing of prospectuses, statements of additional information and reports for other than existing shareholders, preparation and distribution of advertising material and sales literature and other sales promotion expenses, or for providing ongoing services to shareholders.

3. Additional Compensation.  This Plan shall not be construed to prohibit or limit additional compensation derived from sales charges or other sources that may be paid.

4. Third Party Expenses.  Nothing in this Plan shall operate or be construed to limit the extent to which the Trust’s investment adviser or any other person, other than the Trust, may incur costs and bear expenses associated with the distribution of shares of beneficial interest in a Fund.

5. Board Approval.  This Plan shall not take effect with respect to any Fund until it has been approved, together with any related agreements, by vote of a majority of the Board and the Independent Trustees, cast in person at a meeting or meetings called for the purpose of voting on this Plan and such related agreements. This Plan shall continue in full force and effect with respect to a Fund for successive periods of one year from its approval, together with any related agreements, for so long as such continuance is specifically approved at least annually by a vote of a majority of the Board and the Independent Trustees, cast in person at a meeting called for the purpose of voting on such Plan and such related agreements.

6. Reports.  Any agreement entered into pursuant to this Plan shall provide that the Board shall be provided with, at least quarterly, or at such other intervals as reasonably requested by the Board, a written report of the amounts so expended and the purposes for which such expenditures were made for its review.

7. Termination.  The Plan may be terminated at any time with respect to a Fund by vote of a majority of the Independent Trustees or by vote of a majority of the outstanding voting securities of such Fund, voting separately from any other Fund of the Trust.

8. Amendments.  Any change to the Plan that would materially increase the distribution costs to a Fund may not be instituted unless such amendment is approved in the manner provided for board approval in Section 5 hereof and approved by a vote of at least a majority of such Fund’s outstanding voting securities, as defined in the 1940 Act, voting separately from any other Fund of the Trust. Any other material change to the Plan may not be instituted unless such change is approved in the manner provided for initial approval in Section 5 hereof.

9. Nomination of Trustees.  So long as the Plan is in effect, the selection and nomination of Independent Trustees shall be committed to the discretion of such Independent Trustees then in office.

10. Independent Legal Counsel.  So long as the Plan is in effect, any person that acts as legal counsel for Independent Trustees must be independent counsel as defined by Rule 12b-1 under the 1940 Act.

12. Prohibition Against Directed Brokerage.  Notwithstanding any other provision, a Fund may not compensate a broker-dealer for any sale or distribution of the Fund’s shares by directing to the broker-dealer (a) portfolio transactions or (b) commissions, mark-ups, mark-downs or other fees received from executions effected through any other broker-dealer.

13. Records.  The Trust shall preserve copies of this Plan and any related agreements and all reports made pursuant hereto for a period of not less than six years from the date of execution of this Plan, or of the agreements or of such reports, as the case may be, the first two years in an easily accessible place.

Adopted: July 1994

Amended: February 24, 2015

LKCM FUNDS

INSTITUTIONAL CLASS

DISTRIBUTION PLAN

SCHEDULE A

The Funds to which the Institutional Class Distribution Plan shall be as follows:

LKCM Equity Fund (Institutional Class)

LKCM Small Cap Equity Fund (Institutional Class)

LKCM Small-Mid Cap Equity Fund (Institutional Class)

LKCM Balanced Fund (Institutional Class)

LKCM Fixed Income Fund (Institutional Class)

The Board has not authorized accruals or payments of distribution expenses under the Institutional Class Distribution Plan at this time.

Dated: July 14, 1994

Amended: February 24, 2015